UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TSR, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

872885207

(CUSIP Number)

QAR Industries, Inc.

101 SE 25th Avenue

Mineral Wells, Texas 76067

Attn: Robert Fitzgerald

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	CUSIP No. 872885207	13D	Page 2 of 5
(1) NAMES OF REPORTING PERSONS QAR Industries, Inc.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [_] (b) [_]
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
139,200 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
139,200 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,200 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [_]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
(14) TYPE OF REPORTING PERSON (see instructions) CO

_________________________________________

* Percentage calculated based on 1,962,062 shares of common stock, par value $0.01 per share, outstanding as of June 30, 2019, as reported in the Form 10-K filed by TSR, Inc. on August 29, 2019.

	CUSIP No. 872885207	13D	Page 3 of 5
(1) NAMES OF REPORTING PERSONS Robert Fitzgerald
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [_] (b) [_]
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]
(6) CITIZENSHIP OR PLACE OF ORGANIZATION [United States of America][*]
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER

(8) SHARED VOTING POWER
139,200 shares
(9) SOLE DISPOSITIVE POWER

(10) SHARED DISPOSITIVE POWER
139,200 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,200 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [_]
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

_________________________________________

* Percentage calculated based on 1,962,062 shares of common stock, par value $0.01 per share, outstanding as of June 30, 2019, as reported in the Form 10-K filed by TSR, Inc. on August 29, 2019.

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on July 30, 2018 and as amended August 28, 2018 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction.

Item 4 is amended to add the following:

On August 30, 2019, QAR Industries, Inc. and Robert Fitzgerald, along with Zeff Capital, L.P., Zeff Holding Company, LLC, Daniel Zeff, Fintech Consulting LLC and Tajuddin Haslani (together, the "Investor Parties"), entered into a Settlement and Release Agreement (the "Settlement Agreement") with the Issuer. Pursuant to the Settlement Agreement, the parties agreed to settle and resolve any and all disputes between the parties, including, without limitation, disputes arising out of or relating to the following litigations:

(i)               A complaint for declaratory and injunctive relief for violations of the federal securities laws filed on December 21, 2018 by the Issuer against the Investor Parties in the United States District Court in the Southern District of New York;

(ii)              A complaint to compel an annual meeting of stockholders filed on August 7, 2019 by Zeff Capital, L.P. against the Issuer in the Delaware Court of Chancery;

(iii)             Cross-claims relating to alleged breaches of fiduciary duties and for indemnification and contribution filed on July 26, 2019 by the Issuer against the Investor Parties in New York Supreme Court,

Queens County; and

(iv)             A complaint relating to alleged breaches of fiduciary duties filed on November 1, 2018 by Fintech Consulting, LLC against the Issuer in the Delaware Court of Chancery, which was previously dismissed voluntarily.

No party admitted any liability by entering into the Settlement Agreement. The Settlement Agreement does not resolve the two pending litigations previously disclosed by the Issuer that were filed by Susan Paskowitz, a stockholder of the Issuer.

On August 30, 2019, pursuant to the Settlement Agreement, the Investor Parties entered into a Share Repurchase Agreement (the "Repurchase Agreement") with the Issuer and Christopher Hughes, providing for the purchase of the shares of Common Stock of the Issuer beneficially owned by the Investor Parties, as of the date of the Settlement Agreement, for an aggregate purchase price of $5,956,712.50 in cash or $6.25 per share, subject to the terms and conditions contained in the Repurchase Agreement (the "Repurchase"). In addition, the Issuer has agreed to make a payment of $1,543,287.50 to the Investor Parties at the closing of the Repurchase for the settlement of all disputes between the parties, dismissal of any and all claims related thereto, including the lawsuits mentioned above, and the settlement and release of any and all matters (the "Settlement Payment").

Pursuant to the Settlement Agreement, the Issuer has agreed to adopt an amendment to its By-laws, dated April 9, 2015 (the "By-laws Amendment"), and to amend and restate its certain Rights Agreement, dated August 29, 2018 (the "Amended Rights Agreement"). The Settlement Agreement further provides that the Issuer shall hold its next annual meeting of stockholders on October 22, 2019. If the Issuer completes the Repurchase and makes the Settlement Payment prior to the Issuer's next annual meeting, Capital will withdraw its director slate from consideration at the next annual meeting. If the Repurchase is not completed or the Settlement Payment is not made prior to the next annual meeting, then the Issuer will withdraw its director slate and will support the slate proposed by Capital. Furthermore, if the Repurchase is not completed or the Settlement Payment is not made as of 5:00 pm, Eastern Time, on December 30, 2019, all of the then-current members of the Issuer's Board (other than the Board members elected at the next annual meeting that were proposed by Capital) will resign from the Board.

The foregoing descriptions of the Settlement Agreement and Repurchase Agreement are summary descriptions. On August 30, 2019, the Issuer issued a press release announcing its entry into the Settlement Agreement and the Repurchase Agreement which included copies of all relevant supporting agreements and which can be found at: https://www.sec.gov/Archives/edgar/data/98338/000121390019017155/0001213900-19-017155-index.htm

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2019

QAR INDUSTRIES, INC.

By: /s/ Robert Fitzgerald

Name: Robert Fitzgerald

Title: President

/s/ Robert Fitzgerald

Robert Fitzgerald